QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99-3

Consent of PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to inclusion in this Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029), Form F-9 (File No. 333-140797) and Form F-9 (File No. 333-151347) of Suncor Energy Inc., of our report dated February 26, 2010 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders.

Chartered Accountants
Calgary, Alberta
March 5, 2010

QuickLinks

  EXHIBIT 99-3
Consent of PricewaterhouseCoopers LLP